SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A: 257701201

Class B: 257701300

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

(309) 310-1331

(Name, address and telephone number of persons

authorized to receive notices and communications

on behalf of person(s) filing statement)

October 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY		Class A 3,602,900; Class B 397,100
OWNED BY EACH
REPORTING PERSON	8.	SHARED VOTING POWER
WITH
-0-

	9.	SOLE DISPOSITIVE POWER

Class A 3,602,900; Class B 397,100

	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,602,900; Class B 397,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 17.96%; Class B 7.12%

14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 4.	PURPOSE OF TRANSACTION

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On October 7, 2013, the Filing Person delivered to the Boards of Directors of the Issuer and its affiliate Donegal Mutual Insurance Company (“DMIC” or “Donegal Mutual”) a letter proposing an amicable transaction. The Filing Person disclosed that letter in Amendment No. 18 to the Initial 13D filed on October 7, 2013.

The Filing Person has received a letter from Joseph A. Tate of Dechert LLP dated October 23, 2013, which states as follows:

“We are special counsel to the Board of Directors of DMIC. In that capacity, we have counseled the Board as they considered the proposal outlined in Mr. Shepard’s letter dated October 7, 2013.

After due consideration, the Board unanimously rejected Mr. Shepard’s proposal, determining that it is contrary to the interests of Donegal Mutual, its policyholders and its other constituencies. The Board reaffirmed that it is firmly committed to pursuing Donegal Mutual’s current business strategy as an independent mutual insurance company and determined that Mr. Shepard’s proposal merits no further consideration by Donegal Mutual.”

The Filing Person has received a letter dated October 24, 2013 from Donald H. Nikolaus, President of the Issuer, which states as follows:

“At a meeting of the Donegal Group Inc. Board of Directors (the “DGI Board”) held on October 17, 2013, the DGI Board considered the proposal contained in your letter dated October 7, 2013 to the DGI Board and the Donegal Mutual Insurance Company Board of Directors.  In considering your proposal, the DGI Board relied upon and unanimously accepted the determination of the DGI Board’s Special Committee that your proposal was illusory because, among other reasons, you have failed to obtain all of the regulatory approvals necessary for you to purchase any additional shares of DGI common stock.  Accordingly, the DGI Board has determined to reject your proposal.”

In response to the letters quoted above, the Filing Person has released the Press Release dated October 24, 2013, which is filed as Exhibit 99.1 hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Press Release by Gregory M. Shepard dated October 24, 2013

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 24, 2013

/s/ Gregory M. Shepard

Gregory M. Shepard